UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 43682 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK CAPITAL LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 PARK AVENUE, 9TH FLOOR
(No. and Street)

| NEW YORK | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT (201) 738-9373
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE LLP
(Name – *if individual, state last, first, middle name*)

| 448 MADISON, AVENUE | NEW YORK | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ANDREW KOWALCZYK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK CAPITAL LLC, as of DECEMBER 31ST, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER



Title

RANIA V. SEDHOM
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SE6031216
Qualified in New York County
My Commission Expires September 27, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON

AK CAPITAL, LLC

DECEMBER 31, 2019

PUBLIC DOCUMENT
Per Rule 17a-5(e)(3)



Crowe LLP
Independent Member Crowe Global

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of AK Capital, LLC
New York, New York

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of AK Capital, LLC. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as AK Capital, LLC's auditor since 2018.

New York, New York
March 2, 2020

AK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2019

AK CAPITAL, LLC

ASSETS

| | |
|---|---|
| Cash | $ 21,534 |
| Securities owned, at fair value - Note B | 55,230,234 |
| Interest receivable from clearing broker - Note D | 351,558 |
| Deposit with clearing broker - Note G | 250,000 |
| Right of use asset | 338,140 |
| Other assets | 623,069 |
| TOTAL ASSETS | $ 56,814,535 |

LIABILITIES AND MEMBER EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 5,300 |
| Due to clearing broker,net - Note D | 49,062,371 |
| Lease liabilities | 341,741 |
| Accrued expenses and other liabilities | 527,816 |
| Total Liabilities | 49,937,228 |
| Member's equity | 6,877,307 |
| TOTAL LIABILITIES AND MEMBER EQUITY | $ 56,814,535 |

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

# AK CAPITAL, LLC
## NOTES TO FINANCIAL STATEMENT
### AS OF DECEMBER 31, 2019

## Nature of Operations and Capitalization of the Company

AK Capital, LLC ("AKC" or the "Company"), a wholly-owned subsidiary of KME Holdings, LLC (the "Member" or "Parent"), was organized on November 4, 1998 in the State of New York as a limited liability company whose operating agreement expires December 31, 2028. AKC is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer and claims the k(2)(ii) exemption provision of Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company trades fixed income securities with the intention to aggregate pools of securities to trade to customer accounts and third parties.

## Note A - Summary of Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Securities Transactions

Proprietary securities transactions are recorded on a trade date basis, as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in due to clearing broker on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board, Accounting Standards Codification 820 ("FASB ASC 820"), *Fair Value Measurements and Disclosures.*

### Financial Instruments

The Company's financial instruments, which consist of securities owned, interest receivable from clearing broker, deposit with clearing broker, other assets, due to clearing broker, accounts payable and

accrued expenses and other liabilities, are reported in the statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Note A - Summary of Significant Accounting Policies (Continued)

Derivative Instruments

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, these derivative contracts are traded much like their fixed income counterpart through the Company's trading strategies and are not utilized to economically match the fixed income trading objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded futures contracts, typically on the 5-Year U.S. Treasury Note. The Company records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income. Dependent on market conditions, the Company will enter into a short position on the derivative contracts in proportion to the Company's long position held in Mortgage Backed Securities. The Company accounts for these instruments at fair value using level one inputs as defined in FASB ASC 820, and these positions are not netted or offset against any other position. Total derivative instruments amounted to $556,186 as at December 31, 2019, with a short position held of 100 March-2019 CBT 5yr Note contracts, reflecting a notional amount of $10,000,000. These derivative instruments are included in other assets on the statement of financial condition and do not qualify for hedge accounting.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the respective assets.

Uninsured Cash Balances

The Company maintains cash balances at financial institutions, which are insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. There were no cash balances in excess of insured amounts as of December 31, 2019.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in

which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large U.S. financial institutions and through reporting and control procedures.

### Adoption of New Accounting Standards

On January 1, 2019, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. We adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients, including:

> Carry over of historical lease determination and lease classification conclusions
> Carry over of historical initial direct cost balances for existing leases
> Accounting for lease and non-lease components in contracts in which the Company is a Lease as a single lease component.

Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $476,753 and operating lease liabilities of $476,753 as of January 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption. There was no material impact to the timing of expense or income recognition in the Company's Income Statement. Prior periods were not restated and continue to be presented under legacy GAAP. Disclosures about the Company's leasing activities are presented in Note H - Commitments and Contingencies.

### Note B - Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs are other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis, which were all classified as Level 2, as of December 31, 2019:

|  | Level 2 |
|---|---|
| Obligations of U.S. government agencies: | |
| Freddie Mae | $ 4,819,969 |
| Fannie Mae | 15,494,545 |
| Ginnie Mae I | 7,816,521 |
| Ginnie Mae II | 26,094,418 |
| Total Obligations of U.S. government agencies | $ 54,225,181 |
| Collateralized mortgage obligations | $ 1,005,053 |
| Total | $ 55,230,234 |

Obligations of U.S. government agencies securities are callable agency-issued debt securities valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Obligations of U.S. government securities are categorized in level 2 of the fair value hierarchy.

Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. Collateralized mortgage obligations are categorized in level 2 of the fair value hierarchy.

Note C - Property and Equipment

Property and equipment are summarized as follows as at December 31, 2019:

|  | Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|

| | | | | | |
|---|---|---|---|---|---|
| Computer and office equipment | $ | 26,710 | $ | 26,710 | $ - |
| Furnishings | | 135,040 | | 135,040 | - |
| Total | $ | 161,750 | $ | 161,750 | $ - |

### Note D - Due to Clearing Broker

The Company has margin borrowings from its clearing broker which are collateralized by all securities held in its proprietary trading accounts. Interest on such margin borrowings was charged at a daily floating rate calculated based on a spread over the United States Overnight Bank Funding Rate ("OBFR"), which was 2.40% as of December 31, 2019. As of December 31, 2019, such borrowings amounted to $49,062,371 and were fully collateralized by securities owned at a fair value of $55,230,234 plus accrued interest due from the clearing broker of $351,558.

### Note E - Retirement Plan

The Company sponsors a qualified defined contribution 401(k) profit sharing plan (the "Plan"). Subject to certain limitations, the Company may make matching contributions on the participants' behalf of an amount not to exceed 100% of the first 5% of the participants' elective deferrals. The Plan provides generally for normal retirement at age 65. The Company made matching contributions of $82,624 for the year ended December 31, 2019.

### Note F - Income Taxes

Uncertain tax positions are required to be recognized or derecognized based on a more likely than not threshold. This applies to positions taken or expected to be taken on a tax return. The Company analyzed filing positions in all of the federal and state jurisdictions where they are required to file income tax returns, including its status as a pass-through entity. The only periods subject to examination for federal and state tax returns are 2016 through 2019. The Company believes its income tax filing positions, including its status as a pass-through entity, would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated financial position. Therefore, no reserves for uncertain tax positions, nor interest and penalties, have been recorded as of December 31, 2019.

### Note G - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its proprietary securities transactions to its clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain

from carrying securities transactions introduced by the Company and in connection therewith, the Company must maintain a deposit with the clearing broker which amounted to $250,000 at December 31, 2019.

The Company enters into various off-balance sheet transactions involving mortgage-backed securities to be announced ("TBAs"). These financial instruments are used to manage market risks and are therefore subject to varying degrees of market and credit risks. TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized fair valuation gains or losses recorded in the statement of financial condition. As at December 31, 2019, there were no open TBA positions.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The Company seeks control of off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines and in dealing primarily with large U.S. financial institutions and through reporting and control procedures.

## Note H - Commitments and Contingencies

### Leases

The Company enters into leases in the normal course of business primarily for office space and auto leases. The Company's leases have remaining terms ranging from 1 to 5 years

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the prime rate, adjusted for the lease term and other factors.

Lease Obligations

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2019 are as follows:

|  | Operating Leases |
|---|---|
| 2020 | $ 160,324 |
| 2021 | 160,324 |
| 2022 | 17,628 |
| 2023 | 17,628 |
| 2024 | 9,048 |
| Thereafter: | |
| Total undiscounted lease payments | $ 364,952 |
| Less: imputed interest | (23,211) |
| Net Lease Liabilities | $ 341,741 |

Supplemental Lease Information

|  | December 31, 2019 |
|---|---|
| Operating lease weighted average remaining lease term | 3.16 years |
| Operating lease weighted average discount rate term 5 years | 4.98% |

The Company is obligated under operating leases with an affiliate of the Parent for office space in Boca Raton, Florida at a monthly rental of $1,894 through December 31, 2021 and in Cutler Bay, Florida at a monthly rental of $884 through December 31, 2021.

Note I - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As at December 31, 2019, the Company had net capital, as defined, of $3,433,385 which was $3,333,385 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1.

Note J - Subsequent Events

The Company made a capital withdrawal of $1,600,000.00 on January 30, 2020 as a distribution to member.